Oxford Glycosciences PLC
17 January 2003

PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Tel: +44 (0) 1235 208 000
Website:
www.ogs.com
Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113


US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626


ZavescaTM (miglustat) application submitted for regulatory approval in Israel



Oxford, UK, 17 January 2003 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) announced that an application for approval of Zavesca for the treatment of type 1 Gaucher disease has been submitted in Israel. A decision from the Israeli Ministry of Health is expected in six to nine months.

The application was filed by Teva Pharmaceutical Industries Ltd., who, under the terms of a license agreement with OGS, is responsible for all regulatory and marketing activities in Israel.

Zavesca is the first oral treatment for this disease. It was approved in the EU in November 2002 for the treatment of patients with mild to moderate type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. (Full prescribing information in the English language is available at www.ogs.com.)
David Ebsworth, Ph.D., CEO of OGS said, 'This filing is an important step in our plan to make Zavesca available in all major markets, as Israel has the second largest patient population for Gaucher disease. Zavesca offers physicians a needed addition to their therapeutic options for treating patients with this serious disease. We look forward to the commercial launch of Zavesca in key European markets and Israel during 2003.'

                                      ###

About Gaucher disease

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher disease with Zavesca

Zavesca is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed 'substrate reduction'.

Zavesca regulatory background

European Commission approval of the centralised application for Zavesca provided a single marketing authorisation with unified labelling valid in all 15 European
Union-Member States.   Under the terms of a worldwide licence agreement, OGS is
transfering the Marketing Authorisation for Europe to Actelion, Ltd. Actelion will market the drug throughout the European Union, with launch expected to occur in spring 2003.

OGS submitted its marketing authorisation application to the EMEA in July 2001. Zavesca has been granted orphan medicinal product status in Europe, allowing for a ten-year marketing exclusivity period following approval. A copy of the approved English label for Zavesca can be found at www.ogs.com.

About OGS

OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology. In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycosphingolipid (GSL) storage disorders. Its first product, ZavescaTM (miglustat) has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. (Full prescribing information is available at www.ogs.com.)
Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (miglustat) is based and uncertainties related to the regulatory process.